Exhibit 3.1

                             SLS INTERNATIONAL, INC.

                           CERTIFICATE OF DESIGNATIONS

                           CONVERTIBLE PREFERRED STOCK

                            PAR VALUE $.001 PER SHARE

                         PURSUANT TO SECTION 151 OF THE
                GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

         SLS International, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies that the Board of Directors of the Corporation (the "Board of Directors" of the "Board"), pursuant to authority of the Board of Directors as required by Section 151 of the Delaware General Corporation Law, and in accordance with the provisions of its Certificate of Incorporation and Bylaws, each as amended and restated through the date hereof, has and hereby authorizes a series of the Corporation's previously authorized Preferred Stock, par value $.001 per share (the "Preferred Stock"), and hereby states the designation and number of shares, and fixes the relative rights, preferences, privileges, powers and restrictions thereof, as follows:

         1. Designation; Number of Shares; Par Value; Rank. The shares of this series shall be designated as the Corporation's "Convertible Preferred Stock" (the "Convertible Preferred Stock"). The number of shares of Convertible Preferred Stock shall be limited to 2,000,000. The Convertible Preferred Stock shall have a par value of $.001 per share. The Convertible Preferred Stock will rank, with respect to rights on liquidation, winding up and dissolution, (a) on a parity with each other class of capital stock or series of preferred stock issued by the Corporation established on or prior to the date of this resolution and (b) with respect to each other class of capital stock or series of preferred stock established by the Corporation after the time of filing this resolution, as expressly provided upon the establishment of such class or series as to rights on liquidation, winding up and dissolution.

         2. Dividends. The holders of shares of Convertible Preferred Stock shall not be entitled to receive any dividends.

         3. Voting Rights. The holders of shares of Convertible Preferred Stock shall not be entitled to vote on any matters submitted to a vote of shareholders, except those matters required by law to be submitted to such holders.

         4. Conversion. Each share of Convertible Preferred Stock shall be convertible, without the payment of any additional consideration by the holder thereof, at the option of the holder thereof, at any time following the first anniversary of the date of issuance of the share. Each share of Convertible Preferred Stock shall convert into ten (10) shares of validly issued, fully paid and nonassessable shares of the Corporation's Common Stock.

         IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations to be signed by its President on this ___ day of December, 2004.


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/s/ John M. Gott
----------------
Name: John M. Gott
Title: President and Chief Executive Officer


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